Contact

www.linkedin.com/in/katrina-spade-37047439 (LinkedIn)

Top Skills

Design of Death Care

Death care

Project Management

Certifications

LEED AP Building Design & Construction (BD+C)

Certificate of Sustainable Design and Building

Natural Organic Reduction Operator

Honors-Awards

Echoing Green Fellow

AIA Henry Adams Medal

Western MA AIA Graduate School Fellowship Award

Tau Sigma Delta National Honor Society Membership

Buckminster Fuller Prize (Finalist)

Publications

For more press, please visit www.urbandeathproject.org

Of Dirt and Decomposition: Designing a Space for the Urban Dead

Katrina Spade

CEO | Founder | Death Care Advocate | Echoing Green Climate Fellow | Ashoka Fellow

Seattle, Washington, United States

Summary

Founder and CEO of Recompose, a Benefit Corporation designing a new death care experience: regenerative, intentional, and based on nature's way. Our system transforms bodies into soil, so that we can return to the earth after we die. www.recompose.life

Experience

Recompose

Founder and CEO

May 2017 - Present (5 years 11 months)

Seattle, Washington, United States

Recompose offers a new model of death care that honors both loved ones and the planet earth.

Urban Death Project

Founder and Director

April 2014 - December 2017 (3 years 9 months)

The Urban Death Project (UDP) is researching a new system of caring for the dead, using nature to safely and gently turn human bodies into soil.

Corn + Spade Design Build

Co-Founder / Owner

June 2013 - July 2014 (1 year 2 months)

Seattle, WA

Design, build, and project manage residential, commercial, and civic projects in Seattle, WA.

University of Massachusetts Amherst

Green Building Researcher

June 2010 - May 2013 (3 years)

The Dennis Group

Sustainability Coordinator

September 2008 - May 2010 (1 year 9 months)

SF LGBT Community Center
Finance Manager
February 2002 - March 2007 (5 years 2 months)
San Francisco, CA

Ferris Plock Productions
Co-Founder / Owner
January 2000 - January 2002 (2 years 1 month)
San Francisco Bay Area

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Education

University of Massachusetts, Amherst
M.Arch, Architecture · (2010 - 2013)

Yestermorrow Design/Build School
Certificate, Permaculture and Sustainable Design/Build · (2007 - 2008)

Haverford College
B.A., Cultural Anthropology · (1995 - 1999)